SUB-ITEM 77Q1: Exhibits

Exhibit - 77Q1(a): Copies of any material amendments to the registrant's charter or by-laws:

METROPOLITAN WEST FUNDS
(a Delaware Statutory Trust)
By-Law Amendment No. 1
Adopted December 14, 2015

Article VIII
      Section 7. Forum for Adjudication of Disputes. Unless the Trust consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Trust, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Trustee, officer or other employee of the Trust to the Trust or the Trust's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware Statutory
Trust Act or the Agreement and Declaration of Trust or these By-Laws, (iv) any action to interpret, apply, enforce or determine the validity of the Agreement and Declaration of Trust or these By-Laws or (v) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware (each, a "Covered Action"). Any person purchasing or otherwise acquiring or holding any interest in shares of beneficial interest of the Trust or and series or class thereof shall be (i) deemed to have notice of and consented to the provisions of this Section 7, and (ii) deemed to have waived any argument relating to the inconvenience of the forums referenced above in connection with any action or proceeding described in this Section 7.

      If any Covered Action is filed in a court other than the Court of Chancery of the State of Delaware or the Superior Court of the State of Delaware (a "Foreign Action") in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the Court of Chancery of the State of Delaware and the Superior Court of the State of Delaware in connection with any action brought in any such courts to enforce the first paragraph of this Section 7 (an "Enforcement Action") and (ii) having service of process made upon such shareholder in any such Enforcement Action by service upon such shareholder's counsel in the Foreign Action as agent for such shareholder.

      If any provision or provisions of this Section 7 shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision(s) in any other circumstance and of the remaining provisions of this Section 7 (including, without limitation, each portion of any sentence of this Section 7 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby.